# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ITEOS THERAPEUTICS, INC., CIK 0001808865
CUSIP: 46565G104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 321 ARSENAL STREET, BLDG 312, FLOOR 3, SUITE 301, WATERTOWN, Massachusetts (MA), 02472
Date of event which requires filing of this statement: 05/13/2025
Amends the filing with accession number 0001193125-21-353003
Filed by CIK 0001609492
Persons authorized to receive notices and communications: Ansbert Gadicke, c/o MPM Impact LLC, 399 Boylston Street, Boston, Massachusetts (MA), 02116, 617-425-9200

## Reporting persons
- MPM BioVentures 2014, L.P. (CIK 0001609492): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 621,312; shared voting power 0; sole dispositive power 621,312; shared dispositive power 0; aggregate amount beneficially owned 621,312 (1.6% of the class)
- MPM BioVentures 2014 (B), L.P. (CIK 0001609493): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 39,135; shared voting power 0; sole dispositive power 39,135; shared dispositive power 0; aggregate amount beneficially owned 39,135 (0.1% of the class)
- MPM Asset Management Investors BV2014 LLC (CIK 0001609495): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 21,385; shared voting power 0; sole dispositive power 21,385; shared dispositive power 0; aggregate amount beneficially owned 21,385 (0.1% of the class)
- MPM BIOVENTURES 2018, L.P. (CIK 0001729505): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 392,407; shared voting power 0; sole dispositive power 392,407; shared dispositive power 0; aggregate amount beneficially owned 392,407 (1% of the class)
- MPM BIOVENTURES 2018 (B), L.P. (CIK 0001729504): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 19,697; shared voting power 0; sole dispositive power 19,697; shared dispositive power 0; aggregate amount beneficially owned 19,697 (0.1% of the class)
- MPM ASSET MANAGEMENT INVESTORS BV2018 LLC (CIK 0001734817): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 7,749; shared voting power 0; sole dispositive power 7,749; shared dispositive power 0; aggregate amount beneficially owned 7,749 (0% of the class)
- UBS Oncology Impact Fund L.P. (CIK 0001691428): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 702,311; shared voting power 0; sole dispositive power 702,311; shared dispositive power 0; aggregate amount beneficially owned 702,311 (1.8% of the class)
- MPM BioVentures 2014 GP LLC (CIK 0001765091): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 660,447; sole dispositive power 0; shared dispositive power 660,447; aggregate amount beneficially owned 660,447 (1.7% of the class)
- MPM BioVentures 2014 LLC (CIK 0001765021): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 681,832; sole dispositive power 0; shared dispositive power 681,832; aggregate amount beneficially owned 681,832 (1.8% of the class)
- MPM BioVentures 2018 GP LLC (CIK 0001818701): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 412,104; sole dispositive power 0; shared dispositive power 412,104; aggregate amount beneficially owned 412,104 (1.1% of the class)
- MPM BioVentures 2018 LLC (CIK 0001818702): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 419,853; sole dispositive power 0; shared dispositive power 419,853; aggregate amount beneficially owned 419,853 (1.1% of the class)
- Oncology Impact Fund (Cayman) Management L.P. (CIK 0001721036): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 702,311; sole dispositive power 0; shared dispositive power 702,311; aggregate amount beneficially owned 702,311 (1.8% of the class)
- MPM BioImpact LLC (CIK 0001687078): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 702,311; sole dispositive power 0; shared dispositive power 702,311; aggregate amount beneficially owned 702,311 (1.8% of the class)
- ANSBERT GADICKE (CIK 0001134655): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,803,996; sole dispositive power 0; shared dispositive power 1,803,996; aggregate amount beneficially owned 1,803,996 (4.7% of the class)
- LUKE EVNIN (CIK 0001134657): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,101,685; sole dispositive power 0; shared dispositive power 1,101,685; aggregate amount beneficially owned 1,101,685 (2.9% of the class)
- Todd Foley (CIK 0001473930): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 1,101,685; sole dispositive power 0; shared dispositive power 1,101,685; aggregate amount beneficially owned 1,101,685 (2.9% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: ITEOS THERAPEUTICS, INC.
Address of issuer's principal executive offices: 321 ARSENAL STREET, BLDG 312, FLOOR 3, SUITE 301, WATERTOWN, Massachusetts (MA), 02472
Comment:
This Amendment No. 4 to Schedule 13D ("Amendment No. 4") is being filed as an amendment to the initial statement on Schedule 13D relating to the common stock (the "Common Stock"), of iTeos Therapeutics Inc. (the "Issuer"), as filed with the Securities and Exchange Commission (the "SEC") on August 7, 2020 and, as amended by Amendment No. 1 filed September 21, 2021, Amendment No. 2 filed October 19, 2021 and Amendment No. 3 filed December 10, 2021 (as amended, the "Original Schedule 13D"). This Schedule 13D/A is being filed by the Filing Persons to report the open market sales of the Issuer's Common Stock by certain Filing Persons.

Items 2, 4, 5 and 7 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment No. 4 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

## Item 2. Identity and Background
Name of person filing: The entities and persons filing this statement are MPM BioVentures 2014, L.P. ("BV 2014"), MPM BioVentures 2014 (B), L.P. ("BV 2014(B)"), MPM Asset Management Investors BV2014 LLC ("AM BV2014 LLC"), MPM BioVentures 2018, L.P. ("BV 2018"), MPM BioVentures 2018 (B), L.P. ("BV 2018(B)"), MPM Asset Management Investors BV2018 LLC ("AM BV2018 LLC"), UBS Oncology Impact Fund L.P. ("UBS Oncology"), MPM BioVentures 2014 GP LLC ("BV 2014 GP"), MPM BioVentures 2014 LLC ("BV 2014 LLC"), MPM BioVentures 2018 GP LLC ("BV 2018 GP"), MPM BioVentures 2018 LLC ("BV 2018 LLC"), Oncology Impact Fund (Cayman) Management LP ("Oncology Cayman") and MPM BioImpact LLC ("BioImpact") (collectively, the "MPM Entities") and Ansbert Gadicke, Luke Evnin and Todd Foley (collectively, the "Listed Persons" and, together with the MPM Entities, the "Filing Persons"). The Filing Persons expressly disclaim status as a "group"; for purposes of this Schedule 13D.
Residence or business address: The address of the principal place of business for each of the MPM Entities and Ansbert Gadicke, Luke Evnin and Todd Foley is 399 Boylston Street, Suite 1100, Boston, MA 02116.
Present principal occupation or employment: The principal business of each of the Filing Persons is the venture capital investment business.
Criminal convictions in the last five years: During the last five years, none of the Filing Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Filing Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Each of the Listed Persons is a United States citizen and each of the MPM Entities is a Delaware limited partnership or limited liability company, other than UBS Oncology and Oncology Cayman which are Cayman Islands limited partnerships.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling the general partners of the MPM Entities required by Item 2 of Schedule 13D is listed on Schedule 1 to this Amendment No. 4 and is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction: The MPM Entities sold an aggregate of 2,680,732 shares of Common Stock in open market transactions from May 13, 2025 through May 15, 2025 for aggregate gross proceeds of $20,488,518.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the Filing Persons Owner Profile of this Amendment No. 4 for the aggregate number of shares of Common Stock and percentages of the shares of Common Stock beneficially owned by the Filing Person.

The Common Stock are held as follows:

* 621,312 shares are held directly by BV 2014;
* 39,135 shares are held directly by BV 2014(B);
* 21,385 shares are held directly by AM BV2014 LLC;
* 392,407 shares are held directly by BV 2018;
* 19,697 shares are held directly by BV 2018(B);
* 7,749 shares are held directly by AM BV2018 LLC; and
* 702,311 shares are held directly by UBS Oncology.

BV 2014 GP and BV 2014 LLC are the direct and indirect general partners of BV 2014 and BV 2014(B) and, accordingly, may be deemed to beneficially own the shares held by BV 2014 and BV 2014(B).

BV 2014 LLC is the managing member of AM BV2014 LLC and, accordingly, may be deemed to beneficially own the shares held by AM BV2014 LLC.

BV 2018 GP and BV 2018 LLC are the direct and indirect general partners of BV 2018 and BV 2018(B) and, accordingly, may be deemed to beneficially own the shares held by BV 2018 and BV 2018(B).

BV 2018 LLC is the managing member of AM BV2018 LLC and, accordingly, may be deemed to beneficially own the shares held by AM BV2018 LLC.

BioImpact and Oncology Cayman are the direct and indirect general partners of UBS Oncology and, accordingly, may be deemed to beneficially own the shares held by UBS Oncology.

Drs. Gadicke and Evnin and Mr. Foley are the managing directors of BV 2014 LLC and BV 2018 LLC and, accordingly, may be deemed to beneficially own the shares held by BV 2014, BV 2014(B), AM BV2014 LLC, BV 2018, BV 2018(B), AM BV2018 LLC.

Dr. Gadicke is the managing partner of BioImpact and, accordingly may be deemed to beneficially own the shares held by UBS Oncology.

Calculation of the percentage of the shares of Common Stock beneficially owned is based upon 38,273,795 shares of Common Stock outstanding as of April 22, 2025, as reported in the Issuer's Form 10-Q filed with the SEC on April 28, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the Filing Persons Owner Profile of this Amendment No. 4 for the number of shares as to which there is sole power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
The Reporting Persons sold the following Common Stock in the open market in the sixty days preceding the date of this filing:

Date Price Average BV 2014 BV2014(B) AM BV2014 BV 2018 BV 2018(B) AM BV2018 UBS
Range Price LLC LLC Oncology

5/13/25 $7.73-$8.34 $8.06 355,406 22,386 12,233 224,467 11,267 4,432 401,740
5/14/25 $7.32-$7.965 $7.38 567,862 35,768 19,546 358,649 18,002 7,082 641,892
Other persons with the right to receive dividends or sale proceeds: Inapplicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: All Filing Persons ceased to be the beneficial owners of more than five percent of the Common Stock on May 14, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Statement

## Signatures
- MPM BioVentures 2014, L.P.: /s/ Ansbert Gadicke, Managing Director of MPM BioVentures 2014 LLC, the Managing Member of MPM BioVentures 2014 GP LLC, the General Partner of MPM BioVentures 2014, L.P. (05/15/2025)
- MPM BioVentures 2014 (B), L.P.: /s/ Ansbert Gadicke, Managing Director of MPM BioVentures 2014 LLC, Managing Member of MPM BioVentures 2014 GP LLC, the General Partner of MPM BioVentures 2014 (B), L.P (05/15/2025)
- MPM Asset Management Investors BV2014 LLC: /s/ Ansbert Gadicke, Managing Director of MPM BioVentures 2014 LLC, the manager of MPM Asset Management Investors BV2014 LLC (05/15/2025)
- MPM BIOVENTURES 2018, L.P.: /s/ Ansbert Gadicke, Managing Director of MPM BioVentures 2018 LLC, the Managing Member of MPM BioVentures 2018 GP LLC, the General Partner of MPM BioVentures 2018, L.P. (05/15/2025)
- MPM BIOVENTURES 2018 (B), L.P.: /s/ Ansbert Gadicke, Managing Director of MPM BioVentures 2018 LLC, Managing Member of MPM BioVentures 2018 GP LLC, the General Partner of MPM BioVentures 2018 (B), L.P (05/15/2025)
- MPM ASSET MANAGEMENT INVESTORS BV2018 LLC: /s/ Ansbert Gadicke, Managing Director of MPM BioVentures 2018 LLC, the manager of MPM Asset Management Investors BV2018 LLC (05/15/2025)
- UBS Oncology Impact Fund L.P.: /s/ Ansbert Gadicke, Managing Partner of MPM BioImpact LLC, the GP of Oncology Impact Fund (Cayman) Management L.P., the GP of UBS Oncology Impact Fund L.P. (05/15/2025)
- MPM BioVentures 2014 GP LLC: /s/ Ansbert Gadicke, Managing Director of MPM BioVentures 2014 LLC, the Managing Member of MPM BioVentures 2014 GP LLC (05/15/2025)
- MPM BioVentures 2014 LLC: /s/ Ansbert Gadicke, Managing Director (05/15/2025)
- MPM BioVentures 2018 GP LLC: /s/ Ansbert Gadicke, Managing Director of MPM BioVentures 2018 LLC, the Managing Member of MPM BioVentures 2018 GP LLC (05/15/2025)
- MPM BioVentures 2018 LLC: /s/ Ansbert Gadicke, Managing Director (05/15/2025)
- Oncology Impact Fund (Cayman) Management L.P.: /s/ Ansbert Gadicke, Managing Partner of MPM BioImpact LLC, the General Partner of Oncology Impact Fund (Cayman) Management L.P. (05/15/2025)
- MPM BioImpact LLC: /s/ Ansbert Gadicke, Managing Partner (05/15/2025)
- ANSBERT GADICKE: /s/ Ansbert Gadicke, Ansbert Gadicke (05/15/2025)
- LUKE EVNIN: /s/ Luke Evnin, Luke Evnin (05/15/2025)
- Todd Foley: /s/ Todd Foley, Todd Foley (05/15/2025)